4Q24 Investor Presentation

January 22, 2025

United Community Banks, Inc.

75 Years of Serving Our Communities


United
Community

Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential,” or the negative of these terms or other comparable terminology, and include statements related to the expected benefits of the acquisition of ANB Holdings, Inc. (“ANB”). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the ANB acquisition may not be realized or take longer than anticipated to be realized, (2) disruption from the ANB acquisition of customer, supplier, employee or other business partner relationships, (3) the possibility that the costs, fees, expenses and charges related to the ANB acquisition may be greater than anticipated, (4) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the ANB acquisition, (5) the failure of the ANB acquisition to close or any unexpected delay in closing the ANB acquisition, (6) the risks relating to the integration of ANB’s operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (7) the risks associated with United’s pursuit of future acquisitions, (8) the risk associated with expansion into new geographic or product markets, (9) the dilution caused by United’s issuance of additional shares of its common stock in the ANB acquisition, and (10) general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by United with the United States Securities and Exchange Commission (“SEC”).

Many of these factors are beyond United’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", “noninterest expense – operating,” “operating net income,” “pre-tax, pre-provision income,” “operating net income per diluted common share,” “operating earnings per share,” “tangible book value per common share,” “operating return on common equity,” “operating return on tangible common equity,” “operating return on assets,” “return on assets - pre-tax pre-provision - operating,” “return on assets - pre-tax, pre-provision,” “operating efficiency ratio,” and “tangible common equity to tangible assets.”

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United’s underlying performance trends. Further, United’s management uses these measures in managing and evaluating United’s business and intends to refer to them in discussions about United’s operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

United Community Banks, Inc.

Company Overview


MEMPHIS
JACKSON
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
CHARLOTTE
FAYETTEVILLE
CHATTANOOGA
WILMINGTON
FLORENCE
ATHENS
COLUMBIA
BIRMINGHAM
AUGUSTA
TUSCALOOSA
MACON
COLUMBUS
MONTGOMERY
SAVANNAH
ALBANY
DOTHAN
VALDOSTA
MOBILE
PENSACOLA
TALLAHASSEE
JACKSONVILLE
PANAMA CITY
TAMPA
SARASOTA
TN
NC
SC
GA
AL
FL
Regional Full-Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices

$27.7 BILLION IN TOTAL ASSETS

$3.2 BILLION IN AUA

13.2% CET1 RBC(1)

$18.2 BILLION IN TOTAL LOANS

$23.5 BILLION IN TOTAL DEPOSITS

$0.24 QUARTERLY COMMON DIVIDEND

199 BANKING OFFICES ACROSS THE SOUTHEAST

#1 IN CUSTOMER SATISFACTION
with Consumer Banking in the Southeast in 2024

Most Trusted Retail Bank in the Southeast
- J.D. Power

GREENWICH EXCELLENCE AWARDS
15 awards for outstanding performance in small business and middle market banking in 2023
- Coalition Greenwich

BEST BANKS TO WORK FOR
in 2024 for the eighth consecutive year
- American Banker

Premier Southeast Regional Bank – Celebrating 75 Years of Exceptional Service

- Acquisition of ANB Holdings, Inc. ("ANB") expected to close in 2Q25, with ~$440 million assets and ~$375 million deposits
- Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- 190 branches, 9 LPOs, and 3 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

Extended Navitas and SBA Markets

- Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment financing provider
- SBA business has both in-footprint and national business (4 specific verticals)

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) 4Q24 regulatory capital ratio is preliminary

4Q24 Highlights

$0.61 Diluted earnings per share – GAAP
$0.63 Diluted earnings per share – operating[(1)]

1.06% Return on assets – GAAP
1.08% Return on assets – operating[(1)]

1.55% Return on assets – PTPP – operating[(1)]

2.20% Cost of deposits
26% DDA / total deposits

8.4% Return on common equity – GAAP
12.1% Return on tangible common equity – operating[(1)]

56.1% Efficiency ratio – GAAP
55.2% Efficiency ratio – operating[(1)]

$20.00 TBV per share[(1)]
3.26% Net interest margin

Other 4Q notable items:
$3.5 mm MSR write-up
$3.7 mm Debt redemption and realized equity gains
($3.3 mm) Securities losses



Diluted Earnings Per Share
$0.11
$0.53
$0.38
$0.57
$0.61
$0.63
4Q23
3Q24
4Q24
GAAP
Operating(1)



Return on Average Assets
0.18%
0.92%
0.67%
1.01%
1.06%
1.08%
4Q23
3Q24
4Q24
GAAP
Operating(1)



Book Value Per Share
$26.52
$18.39
$27.68
$19.66
$27.87
$20.00
4Q23
3Q24
4Q24
GAAP
Tangible(1)



PTPP Return on Average Assets
0.35%
1.33%
1.07%
1.50%
1.52%
1.55%
4Q23
3Q24
4Q24
PTPP
Operating(1)

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Outstanding Deposit Franchise

4Q24 Change in Customer Deposits

$ in millions



$23,080
($11)
$189
($13)
$96
($49)
$23,293
3Q24 Total Customer Deposits
Noninterest-bearing
NOW
Savings
MMA
Time
4Q24 Total Customer Deposits

4Q24 Public Funds Δ	Noninterest-bearing	NOW	Savings	MMA	Time
	$26	$395	($0)	($7)	$1

Deposit Costs Down 15 bps in 4Q24



0.07%
0.06%
3.65%
0.49%
5.25%
2.24%
5.25%
2.35%
5.18%
2.35%
4.58%
2.20%
4Q21
4Q22
4Q23
2Q24
3Q24
4Q24
Fed Target Average Lower Bound
UCBI Cost of Deposits

Customer Deposit Growth

- Customer deposits were up $213 million, or 3.7% annualized, from 3Q24
  - Public funds of $3.2 billion were up seasonally $414 million from 3Q24
- DDA% stable at 26.5% of total deposits

Deposit Costs at 2024 Lows

- Reduction of 15 bps QoQ driven by active management and timely execution aligning with Fed rate cuts
  - Average core growth of $161 million, led by lower cost transaction deposits
  - $1.8 billion, or 51%, of time deposits mature in 1Q25 at 4.14%

Significant Near-Term CD Repricing Opportunity

Total Deposit Mix Trend

$ in billions



$23.3
$23.3
$23.0
$23.3
$23.5
$6.5
$6.4
$6.3
$6.2
$6.2
28%
27%
27%
27%
26%
$16.8
$16.9
$16.7
$17.1
$17.3
4Q23
1Q24
2Q24
3Q24
4Q24
Interest-Bearing Deposits
Noninterest-Bearing Deposits
% Noninterest-Bearing Deposits

- Deposits are granular with a $34,000 average account size and are diverse by industry and geography
- Business deposits of $8.5 billion and personal deposits of $11.4 billion in 4Q24
  - The remaining $3.6 billion of deposits are predominantly comprised of public funds
- 75% of time deposits mature in 1H25, with 51% maturing in 1Q25

Time Deposit Contractual Maturities

$ in millions



4.14%
3.78%
3.63%
3.06%
2.01%
$1,784
$818
$382
$312
$170
1Q25
2Q25
3Q25
4Q25
Beyond
Time Deposits
Weighted Avg Rate

Customer Deposit Granularity

$ in actual



$76,419
$77,546
$74,568
$75,977
$72,724
$20,594
$20,304
$20,006
$20,033
$20,309
4Q23
1Q24
2Q24
3Q24
4Q24
Personal Deposits Avg Acct Size
Business Deposits Avg Acct Size

Stronger Targeted Loan Growth

4Q24 Loan Portfolio Growth



$ in millions
% QoQ annualized
$17,964
$190
$60
$102
($140)
$50
($33)
($17)
$18,176
+13%
+15%
+20%
3Q24 Total Loans
C&I
Equipment Finance
CRE
Construction
HELOC
Mortgage / Consumer
Other
4Q24 Total Loans

4Q24 Total Loans $18.2 Billion



Commercial Construction
9%
Home Equity
6%
Residential Construction
1%
Other Consumer
1%
Residential Mortgage
18%
41%
C&I
24%
CRE

Quarter Highlights

- Loan growth of 4.7% annualized, primarily driven by C&I, equipment finance, and HELOC
- Senior Care portfolio down $5 million, or 2% annualized, from 3Q24
- Construction and CRE ratios as a percentage of total RBC were 62% and 203%, respectively
- Top 25 relationships totaled $904 million, or 5.0% of total loans
- SNCs outstanding of $242 million, or 1.3% of total loans
- Conservative relationship lending limits driven by risk grades

Note: C&I includes Commercial & Industrial and Owner Occupied CRE

Balance Sheet Strength – Liquidity and Capital

Loans / Core Deposits %



91%
79%
79%
80%
78%
78%
4Q23
1Q24
2Q24
3Q24
4Q24
United
KRX Peer Median

- Substantial balance sheet liquidity and above-peer capital ratios
- $6.8 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- Wholesale borrowings remained very low in 4Q24
- 0.7% of total deposits are brokered in 4Q24, compared to 3.0% for the KRX peer median

Tangible Common Equity / Tangible Assets %



8.4%
8.5%
8.8%
8.9%
9.0%
8.2%
4Q23
1Q24
2Q24
3Q24
4Q24
United
KRX Peer Median

Common Equity Tier 1 RBC %*



12.2%
12.4%
12.8%
13.1%
13.2%
12.0%
4Q23
1Q24
2Q24
3Q24
4Q24
United
KRX Peer Median

*4Q24 regulatory capital ratio is preliminary

Stable Above-Peer Capital Ratios

Risk-Based Capital Ratios


14.5%
1.9%
0.4%
12.2%
14.6%
1.8%
0.4%
12.4%
15.1%
1.8%
0.5%
12.8%
15.3%
1.8%
0.5%
13.1%
14.5%
1.8%
0.6%
12.0%
15.1%
1.5%
0.5%
13.2%
4Q23
1Q24
2Q24
3Q24
3Q24 KRX Peer Median
4Q24*
CET1
Additional Tier 1
Tier 2

Tangible Book Value Per Share


$19.66
$0.61
($0.25)
($0.19)
$0.13
$0.04
$20.00
3Q24 TBV
GAAP Earnings
Dividends (1)
Change in AOCI
FinTrust Sale
Other
4Q24 TBV

- 4Q24 regulatory risk-based capital ratios remained strong and above peers
- The leverage ratio decreased 3 bps to 9.96%, as compared to 3Q24
- Quarterly common dividend of $0.24 per share during the quarter, flat vs. prior quarter
- Redeemed $60 million sub-debt, which represented 30 bps of qualifying Tier 2 capital in 3Q24
- Net unrealized securities losses in AOCI increased by $25.9 million to $223 million in 4Q24
- AFS securities portfolio of $4.4 billion with a 2.2 year duration
- TCE of 8.97% increased 4 bps from 3Q24
- Targeted close of ANB acquisition in 2Q25, with expected TBV decrease of approximately $0.13 and CET1 decrease of 7 bps

*4Q24 regulatory capital ratios are preliminary

(1) Dividends include both common and preferred dividends

Net Interest Revenue / Margin[(1)]

Net Interest Revenue & Net Interest Margin



$ in millions
$203.5
$209.2
$210.3
3.19%
3.33%
3.26%
3.11%
3.26%
3.19%
4Q23
3Q24
4Q24
Net Interest Revenue
Net Interest Margin(1)
Core Net Interest Margin(2)

- Net interest revenue increased $1.1 million from 3Q24
- Core net interest margin, excluding purchase loan accretion, was down 7 bps to 3.19%, primarily due to public funds seasonality and a full quarter impact of Manufactured Housing sale
- Purchased loan accretion totaled $4.1 million and contributed 7 bps to the margin, flat vs. 3Q24
- In 4Q24, purchased $852 million in securities with an average yield of 5.50%, while $396 million in securities ran off at an average yield of 3.70%
- Approximately $8.0 billion, or 44%, of total loans and $2.2 billion, or 32%, of total securities, including hedging activities, are variable rate and reprice or mature within one year

4Q24 NIM Down 7 bps



3.33%
(0.05%)
(0.02%)
3.26%
3Q24 NIM
Public Funds Seasonality
Manufactured Housing
4Q24 NIM

Yields & Costs



6.15%
6.24%
6.43%
6.42%
6.21%
3.19%
3.23%
3.20%
3.37%
3.27%
3.33%
3.25%
3.26%
3.16%
3.26%
2.91%
3.04%
3.21%
3.28%
3.02%
4Q23
1Q24
2Q24
3Q24
4Q24
Loan Yield
NIM
Securities Yield
Cost of IBL

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes purchased loan accretion

Noninterest Income - Operating



$ in millions
$28.6
$37.2
$36.6
$35.3
$40.5
$8.8
$2.2
$6.0
$2.0
$9.6
$12.6
$1.5
$6.3
$7.5
$9.3
$11.5
$1.3
$6.4
$6.8
$10.6
$13.4
$1.5
$6.3
$3.5
$10.5
$13.9
$1.6
$4.7
$9.7
$10.6
4Q23 (1)
1Q24 (1)
2Q24
3Q24 (1)
4Q24
Service Charges
Mortgage
Brokerage / Wealth Mgmt
Loan Sale Gains
Other

Linked Quarter

- GAAP noninterest income was up $32.4 million to $40.5 million, primarily due to the loss on the sale of our MH loan portfolio in 3Q24
- On an operating basis, noninterest income increased $5.2 million from 3Q24
  - Mortgage fees increased primarily due to a $6.2 million positive swing in the MSR mark
  - Brokerage fees decreased $1.6 million primarily due to the impact of the FinTrust sale
  - Sold $10.5 million of SBA loans and $21.3 million of Navitas loans, resulting in $1.6 million of loan sale gains in the quarter
  - Other noninterest income was up $0.5 million, primarily due to debt redemption and realized equity gains, partially offset by securities losses

Year-over-Year

- GAAP noninterest income was up $63.6 million, primarily due to the bond restructuring in 4Q23
- On an operating basis, noninterest income increased $11.9 million from 4Q23
  - Mortgage income up due to a positive MSR mark of $3.5 million in 4Q24 vs. a negative $2.4 million in 4Q23
  - Other income increased $5.1 million, including $4.1 million of investment gains and $1.3 million higher customer swap fees

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Noninterest Expense

Efficiency Ratio



66.3%
60.5%
59.7%
65.5%
56.1%
59.6%
59.2%
57.1%
58.0%
57.4%
55.2%
4Q23
1Q24
2Q24
3Q24
4Q24
GAAP
Operating(1)
KRX Peer Median

- The operating efficiency ratio improved to 55.2%, down from the prior quarter and prior year
  - The GAAP efficiency ratio was unfavorably impacted in the prior quarter and prior year by the one-time sale of the manufactured housing portfolio and FDIC special assessment, respectively
- Operating efficiency ratio has been consistently below the KRX Peer Median

Noninterest Expense



$ in millions
$154.6
$138.8
$145.0
$140.4
$147.0
$140.6
$143.1
$140.9
$143.1
$140.9
4Q23
1Q24
2Q24
3Q24
4Q24
GAAP
Operating(1)

- Noninterest expense was relatively flat compared to the prior quarter
- GAAP noninterest expense improved $11.5 million year-over-year, mostly due to the absence of FDIC special assessment
- Operating noninterest expense increased $2.1 million year-over-year
- Headcount of 3,003 down 5% from 4Q23 headcount of 3,151
  - Excluding the impact of Manufactured Housing and FinTrust sales, headcount down 106, or 3%, from 4Q23

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Credit Quality

Net Charge-Offs as % of Average Loans


0.17%
0.00%
0.07%
0.12%
-0.03%
0.04%
0.59%
0.52%
0.20%
0.49%
0.22%
0.28%
0.26%
0.21%
0.17%
0.45%
0.15%
0.16%
0.15%
0.10%
0.05%
0.08%
2020
2021
2022
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
United
United Excl. Navitas

- 4Q24 net charge-offs of $9.5 million, or 0.21% of loans annualized
  - Navitas losses contributed 0.13% of the 0.21%
  - Bank net charge-offs, excluding Navitas, were 0.08%; down $3.1 million from 3Q24 when excluding Manufactured Housing charge-offs
- Nonperforming assets increased $0.7 million during the quarter and were 0.64% of total loans, flat from 3Q24
- Past due loans improved $2.3 million during the quarter and were 0.17% of total loans, a decrease of 2 bps from 3Q24
- Higher risk loans, defined as special mention plus substandard accruing, increased 0.2% from 3Q24 to 3.2%

Nonperforming Assets & Past Due Loans as a % of Total Loans


0.55%
0.28%
0.29%
0.18%
0.06%
0.18%
0.64%
0.64%
0.64%
0.60%
0.58%
0.50%
0.51%
0.43%
0.31%
0.29%
0.28%
0.26%
0.21%
0.18%
0.19%
0.17%
2020
2021
2022
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
NPAs (%)
Past Dues (%)

Special Mention & Substandard Accruing Loans as a % of Total Loans


2.6%
2.6%
1.6%
1.5%
1.4%
1.3%
1.6%
1.5%
1.5%
1.6%
1.6%
1.5%
1.7%
1.8%
1.4%
1.2%
1.4%
1.1%
1.3%
1.3%
1.3%
1.4%
2020
2021
2022
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
Special Mention (%)
Substandard Accruing (%)

Allowance for Credit Losses

Allowance for Credit Losses (ACL) Walk-Forward

$ in thousands


$215,517
$ 3,279
$ 164
($ 9,517)
($ 336)
$ 8,282
$217,389
3Q24 ACL
Loan Growth/ Mix Changes
Unfunded Commitments
NCOs
Specific Reserve
Model Impact/ NCO Re-fill
4Q24 ACL

Allowance for Credit Losses (ACL)

$ in millions


1.22%
1.22%
1.23%
1.20%
1.20%
$224
$224
$225
$216
$217
4Q23
1Q24
2Q24
3Q24
4Q24
ACL - Allowance for Credit Losses $
ACL - Allowance for Credit Losses / Loans %

- Provision of $11.4 million covers charge-offs and loan growth for the quarter and the Allowance remains stable at 1.20% of the portfolio
- $27 million in total hurricane-related deferrals, $18 million of which were in the nine-county area covered by our $9.9 million special provision
  - In the nine-county covered area, we have $13 million in total reserves, including the $9.9 million special reserve set aside last quarter
  - We believe the $13 million in reserves is sufficient to cover expected losses

Note: ACL includes the reserve for unfunded commitments

4Q24 INVESTOR PRESENTATION
Exhibits

United Community Banks, Inc.

Average Deposit Costs

$ in billions; rates annualized	4Q23		1Q24		2Q24		3Q24		4Q24	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$6.7	N/A	$6.4	N/A	$6.3	N/A	$6.2	N/A	$6.3	N/A
NOW	$6.0	2.96%	$6.1	3.06%	$5.9	3.01%	$5.8	2.98%	$6.3	2.65%
MMDA	$5.8	3.49%	$5.9	3.46%	$6.1	3.55%	$6.3	3.57%	$6.5	3.31%
Savings	$1.2	0.24%	$1.2	0.24%	$1.2	0.24%	$1.1	0.24%	$1.1	0.23%
Time	$3.6	3.86%	$3.6	4.02%	$3.5	4.05%	$3.5	3.97%	$3.5	3.90%
Total Interest-Bearing	$16.7	3.14%	$16.8	3.21%	$16.7	3.24%	$16.8	3.23%	$17.4	3.00%
Total Deposits	**$23.2**	**2.24%**	**$23.2**	**2.32%**	**$23.0**	**2.35%**	**$23.0**	**2.35%**	**$23.7**	**2.20%**

Navitas Performance

Navitas Portfolio



$ in millions
8.85%
8.80%
8.79%
8.88%
8.99%
9.12%
9.25%
9.30%
9.43%
9.58%
9.64%
9.68%
$1,148
$1,211
$1,281
$1,374
$1,447
$1,510
$1,534
$1,543
$1,544
$1,581
$1,603
$1,663
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
Navitas Loans $
Portfolio Yield %

- Navitas represents 9% of total loans
- Navitas ACL / Loans of 2.85%
- Navitas 4Q24 NCOs of 1.43% annualized, or $5.8 million
- Of the $5.8 million of losses, $1.8 million came from the Long Haul Trucking segment as the book shrank to just $26 million
- Excluding Long Haul Trucking losses, Navitas losses were 1.01% of total Navitas loans, up 4 bps from 3Q24

Net Charge-Offs & Weighted Average FICO Scores



745
748
750
750
751
751
752
752
754
755
756
757
758
759
760
0.74%
0.85%
0.32%
0.10%
0.31%
0.36%
0.50%
0.93%
0.69%
1.62%
2.05%
1.66%
1.42%
1.34%
1.43%
2019
2020
2021
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
NCOs % - Navitas
Weighted Average FICO - Total Portfolio

Navitas Portfolio Concentrations by State



11%
11%
10%
6%
4%
61%
CA
TX
FL
NY
NJ
Other States

Selected Portfolios – Office

Top 10 MSAs by Note Current Balance + Unfunded Commitment – Weighted Avg. LTV 62.0%


$ in millions
Atlanta, GA
LTV 61.8%
$122.5
Charleston, SC
LTV 62.8%
$98.1
Miami, FL
LTV 47.0%
$61.5
Raleigh, NC
LTV 65.7%
$56.3
Orlando, FL
LTV 66.3%
$48.2
Greenville, SC
LTV 64.6%
$41.6
Chattanooga, TN
LTV 70.6%
$38.9
Nashville, TN
LTV 73.4%
$33.1
Ft. Lauderdale, FL
LTV 60.6%
$22.2
Charlotte, NC
LTV 55.2%
$21.5

4Q24 Portfolio Characteristics

Outstanding	$841.3 million
% of Total Loans	4.6%
Average Loan Size	$1.4 million
Median Loan Size	$0.6 million
Largest Loan Size	$16.6 million
Top 100	$501.1 million
30 + Days Past Due	$193 thousand
Special Mention	$5.2 million
Substandard Accruing	$27.9 million
Nonaccruals	$170 thousand

Collateral Type – Top 100 Outstanding


35%
65%
Medical Office
Non-Medical Office

Top 100 Loans Outstanding of $501 million, or 60% of the total Office portfolio

Location Segment – Top 100 Outstanding


7%
19%
2%
72%
CBD - Class A
CBD - Class B
CBD - Class C
Non-CBD

Maturity Schedule – Total Portfolio Outstanding


$ in millions
15% matures in 2025
$0
$124
$118
$108
$98
2025
2026
2027
2028
2029 +
Fixed
Floating

Selected Portfolios – Multi-Family

Top 10 MSAs by Note Current Balance + Unfunded Commitment – Weighted Avg. LTV 49.6%

$ in millions



Atlanta, GA
LTV 42.1%
$114.2
Raleigh, NC
LTV 48.5%
$110.3
Nashville, TN
LTV 50.4%
$94.9
Charleston, SC
LTV 54.1%
$82.9
Greenville, SC
LTV 52.2%
$76.4
Jacksonville, FL
LTV 38.0%
$53.4
Charlotte, NC
LTV 47.3%
$52.6
Washington, DC
LTV 40.0%
$44.5
Tampa, FL
LTV 48.4%
$40.7
Birmingham, AL
LTV 34.6%
$37.1

4Q24 Portfolio Characteristics

Outstanding	$977.2 million
% of Total Loans	5.4%
Average Loan Size	$2.8 million
Median Loan Size	$0.4 million
Largest Loan Size	$41.0 million
Top 100	$889.5 million
30 + Days Past Due	$0
Special Mention	$15.9 million
Substandard Accruing	$2.4 million
Nonaccruals	$79 thousand

Project Status – Top 100 Commitments



5%
35%
60%
Construction
Lease-Up
Stabilized

Top 100 Loans Outstanding of $890 million, or 91% of the total Multi-Family portfolio

Maturity Schedule – Total Portfolio Outstanding

$ in millions



31% matures in 2025
$0
$300
$264
$2...
$49
2025
2026
2027
2028
2029 +
Fixed
Floating

Selected Portfolios – Senior Care

Investment CRE – Senior Care Outstanding

$ in millions



$518
$465
$442
$408
$410
$393
$387
$382
$369
$355
$317
$312
$144
$135
$124
$111
$91
$108
$102
$87
$97
$32
$11
$7
$73
$65
$60
$79
$106
$106
$102
$113
$105
$148
$146
$138
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
Substandard $
Special Mention $
Pass $

4Q24 Portfolio Characteristics	
Outstanding	$311.9 million
% of Total Loans	1.7%
Average Loan Size	$7.1 million
Median Loan Size	$5.6 million
Largest Loan Size	$31.9 million
30 + Days Past Due	$0
Special Mention	$7.1 million
Substandard Accruing	$113.4 million
Nonaccruals	$24.9 million

Maturity Schedule – Total Portfolio Outstanding

$ in millions



48% matures in 2025
$0
$141
$74
$30
$14
2025
2026
2027
2028
2029 +
Fixed
Floating

Mortgage Activity Trends

Mortgage Locks & Sales

$ in millions



2.4%
2.9%
3.0%
2.8%
3.0%
$223
$260
$295
$306
$285
$114
$126
$145
$172
$163
4Q23
1Q24
2Q24
3Q24
4Q24
Mortgage locks $
Loans sold $
Gain on sale %

- Rate locks were $285 million compared to $306 million in 3Q24, driven primarily by seasonality
- 79% of locked loans were fixed-rate mortgages, which were either sold in 4Q24 or are contemplated to be sold once closed
- Sold $163 million in 4Q24, down $9 million from $172 million sold in 3Q24
- Gain on sale up slightly in 4Q24 due to product mix and rate environment

Mortgage Locks - Purchase vs. Refinance



87%
80%
84%
79%
78%
13%
20%
16%
21%
22%
4Q23
1Q24
2Q24
3Q24
4Q24
Purchase
Refinance

- Purchase volume remained the primary driver of originations at 78% of the total

Footprint Focused on High-Growth Southeast MSAs

Top 10 MSAs - % of Total Deposits


Rome, GA
2.0%
Myrtle Beach, SC
2.2%
Orlando, FL
2.3%
Knoxville, TN
2.7%
Gainesville, GA
3.3%
Raleigh, NC
3.8%
Miami, FL
4.8%
Nashville, TN
5.1%
Greenville, SC
8.8%
Atlanta, GA
22.3%

Fastest Growing Major Southeast MSAs [1]	UCBI's % of Total Deposits	'25 – '30 Proj. Pop. Growth %	'25 – '30 Proj. HHI. Growth %
1) Jacksonville, FL	0.68%	8.26	11.51
2) Raleigh, NC	3.80%	7.36	11.78
3) Orlando, FL	2.27%	7.10	11.04
4) Charlotte, NC	1.92%	6.55	10.29
5) Greenville, SC	8.83%	6.37	6.31
6) Tampa, FL	0.11%	5.66	12.13
7) Nashville, TN	5.12%	5.64	10.79
8) Richmond, VA	--	4.96	10.23
9) Atlanta, GA	22.26%	4.39	7.65
10) Miami, FL	4.77%	3.58	11.99
11) Washington, DC	--	2.45	8.11
12) Virginia Beach, VA	--	1.92	8.81

UCBI MSA Presence

Fastest Growing Mid-Sized Southeast MSAs [2]	UCBI's % of Total Deposits	'25 – '30 Proj. Pop. Growth %	'25 – '30 Proj. HHI. Growth %
1) Winter Haven, FL	--	9.40	6.20
2) Huntsville, AL	1.43%	9.34	10.21
3) Fayetteville, AR	--	8.80	9.16
4) Port St. Lucie, FL	0.15%	8.78	9.16
5) Sarasota, Fl	0.15%	8.47	10.21
6) Charleston, SC	1.07%	7.37	10.12
7) Daytona Beach, FL	--	7.09	13.08
8) Melbourne, FL	0.16%	6.53	12.76
9) Pensacola, FL	--	6.40	11.34
10) Knoxville, TN	2.72%	5.89	10.74
11) Fort Myers, FL	--	5.05	9.86
12) Columbia, SC	0.22%	4.62	7.66
13) Chattanooga, TN	0.18%	4.52	10.74
14) Durham, NC	--	4.31	10.70
15) Augusta, GA	--	3.94	7.25

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q23	1Q24	2Q24	3Q24	4Q24
Noninterest Income					
Noninterest income - GAAP	$ (23,090)	$ 39,587	$ 36,556	$ 8,091	$ 40,522
Loss on sale of manufactured housing loans	-	-	-	27,209	-
Gain on lease termination	-	(2,400)	-	-	-
Bond portfolio restructuring loss	51,689	-	-	-	-
Noninterest income - operating	$ 28,599	$ 37,187	$ 36,556	$ 35,300	$ 40,522
Expenses					
Expenses - GAAP	$ 154,587	$ 145,002	$ 147,044	$ 143,065	$ 143,056
Merger-related and other charges	(5,766)	(2,087)	(2,157)	(2,176)	(2,203)
FDIC special assessment	(9,995)	(2,500)	764	-	-
Loss on FinTrust (goodwill impairment)	-	-	(5,100)	-	-
Expenses - operating	$ 138,826	$ 140,415	$ 140,551	$ 140,889	$ 140,853
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.11	$ 0.51	$ 0.54	$ 0.38	$ 0.61
Loss on sale of manufactured housing loans	$ -	$ -	$ -	$ 0.18	$ -
Merger-related and other charges	0.04	0.01	0.01	0.01	0.02
Bond portfolio restructuring loss	0.32	-	-	-	-
FDIC special assessment	0.06	0.02	-	-	-
Gain on lease termination	-	(0.02)	-	-	-
Loss on FinTrust (goodwill impairment)	-	-	0.03	-	-
Diluted earnings per share - operating	$ 0.53	$ 0.52	$ 0.58	$ 0.57	$ 0.63
Book Value Per Share					
Book value per share - GAAP	$ 26.52	$ 26.83	$ 27.18	$ 27.68	$ 27.87
Effect of goodwill and other intangibles	(8.13)	(8.12)	(8.05)	(8.02)	(7.87)
Tangible book value per share	$ 18.39	$ 18.71	$ 19.13	$ 19.66	$ 20.00
Return on Tangible Common Equity					
Return on common equity - GAAP	1.44 %	7.14 %	7.53 %	5.20 %	8.40 %
Loss on sale of manufactured housing loans	-	-	-	2.43	-
Merger-related and other charges	0.50	0.19	0.20	0.19	0.20
Bond portfolio restructuring loss	4.47	-	-	-	-
FDIC special assessment	0.86	0.23	(0.07)	-	-
Lease termination gain	-	(0.22)	-	-	-
Loss on FinTrust (goodwill impairment)	-	-	0.46	-	-
Return on common equity - operating	7.27	7.34	8.12	7.82	8.60
Effect of goodwill and intangibles	3.31	3.34	3.56	3.35	3.52
Return on tangible common equity - operating	10.58 %	10.68 %	11.68 %	11.17 %	12.12 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q23	1Q24	2Q24	3Q24	4Q24
Return on Assets					
Return on assets - GAAP	0.18 %	0.90 %	0.97 %	0.67 %	1.06 %
Loss on sale of manufactured housing loans	-	-	-	0.31	-
Merger-related and other charges	0.06	0.03	0.01	0.03	0.02
Bond portfolio restructuring loss	0.57	-	-	-	-
FDIC special assessment	0.11	0.03	-	-	-
Lease termination gain	-	(0.03)	-	-	-
Loss on FinTrust (goodwill impairment)	-	-	0.06	-	-
Return on assets - operating	0.92 %	0.93 %	1.04 %	1.01 %	1.08 %
Return on Assets to Return on Assets - Pre-Tax Pre-Provision					
Return on assets - GAAP	0.18 %	0.90 %	0.97 %	0.67 %	1.06 %
Income tax expense (benefit)	(0.04)	0.27	0.29	0.19	0.30
(Release of) provision for credit losses	0.21	0.19	0.18	0.21	0.16
Return on assets - pre-tax, pre-provision	0.35	1.36	1.44	1.07	1.52
Loss on sale of manufactured housing loans	-	-	-	0.40	-
Merger-related and other charges	0.08	0.04	0.03	0.03	0.03
Bond portfolio restructuring loss	0.75	-	-	-	-
FDIC special assessment	0.15	0.04	(0.01)	-	-
Lease termination gain	-	(0.04)	-	-	-
Loss on FinTrust (goodwill impairment)	-	-	0.08	-	-
Return on assets - pre-tax pre-provision - operating	1.33 %	1.40 %	1.54 %	1.50 %	1.55 %
Efficiency Ratio					
Efficiency ratio - GAAP	66.33 %	60.47 %	59.70 %	65.51 %	56.05 %
Loss on sale of manufactured housing loans	-	-	-	(7.15)	-
Merger-related and other charges	(2.47)	(0.87)	(0.88)	(0.99)	(0.87)
FDIC special assessment	(4.29)	(1.05)	0.31	-	-
Lease termination gain	-	0.60	-	-	-
Loss on FinTrust (goodwill impairment)	-	-	(2.07)	-	-
Efficiency ratio - operating	59.57 %	59.15 %	57.06 %	57.37 %	55.18 %
Tangible Common Equity to Tangible Assets					
Equity to assets ratio - GAAP	11.95 %	12.06 %	12.35 %	12.45 %	12.38 %
Effect of goodwill and intangibles	(3.27)	(3.25)	(3.24)	(3.20)	(3.09)
Effect of preferred equity	(0.32)	(0.32)	(0.33)	(0.32)	(0.32)
Tangible common equity to tangible assets	8.36 %	8.49 %	8.78 %	8.93 %	8.97 %

Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Office
ALLL – Allowance for Loan Losses	MMDA – Money Market Deposit Account
AOCI – Accumulated Other Comprehensive Income (Loss)	MTM – Marked-to-Market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NOW – Negotiable Order of Withdrawal
CET1 – Common Equity Tier 1 Capital	NPA – Non-Performing Asset
CRE – Commercial Real Estate	NSF – Non-Sufficient Funds
CSP – Customer Service Profiles	OO CRE – Owner Occupied Commercial Real Estate
DDA – Demand Deposit Account	PCD – Loans Purchased with Credit Deterioration
EOP – End of Period	PPP – Paycheck Protection Program
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FHA – Federal Housing Administration	RBC – Risk Based Capital
FTE – Fully-Taxable Equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
IBL – Interest-Bearing Liabilities	TCE – Tangible Common Equity
ICS – Insured Cash Sweep	USDA – United States Department of Agriculture
KRX – KBW Nasdaq Regional Banking Index	VA – Veterans Affairs
LPO – Loan Production Office	YOY – Year over Year
MH – Manufactured Housing	